SECURITIES AND EXCHANGE COMMISSION

                       Washington, DC 20549

                            FORM 11-K


FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934





(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended 1996
OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ____ to ____

Commission file number ____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Tracor Deferred Compensation Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Tracor, Inc.
                         6500 Tracor Lane
                        Austin, TX   78725
                           (512)926-2800

                  REPORT OF INDEPENDENT AUDITORS

Retirement Committee
Tracor, Inc.
Austin, Texas

We have audited the accompanying statement of financial condition of the Tracor Deferred Compensation Plan (the "Plan") as of
December 31, 1996, and the related statement of income and changes in plan equity from inception through December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1996, and the income and changes in plan equity from inception through December 31, 1996, in conformity with generally accepted accounting principles.



June 23, 1997                           /s/ Ernst & Young, LLP

Tracor Deferred Compensation Plan

STATEMENT OF FINANCIAL CONDITION
December 31, 1996


  ASSETS

Investment, at market:

   Norwest Stable Return Fund
   41,371 shares, cost $974,575               $   975,526

Cash                                              323,488
                                               ----------
Plan Equity                                    $1,299,014
                                               ==========


STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
From Inception through December 31, 1996

Unrealized appreciation of investments         $      951

Contributions:
    Employee                                    1,257,028
    Employer                                       41,035
                                               ----------
        Total contributions                     1,298,063
                                               ----------
Net increase in plan equity                     1,299,014

Plan equity at inception                               -
                                               ----------
Plan equity at end of period                   $1,299,014
                                               ==========


See notes to financial statements.

Tracor Deferred Compensation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 1996

Note A -- Description of the Plan

The following description of the Tracor Deferred Compensation
Plan (Plan) provides general information only. Reference should be made to the Plan document for more complete information.

     Plan Sponsor

The Plan was adopted by Tracor, Inc. (Plan Sponsor or the Company), and certain of its domestic subsidiaries (Participating Employers) effective December 1, 1996. On this date, the Company also established the Tracor, Inc. Nonqualified Trust (Trust) for the purpose of conducting the activities of the Plan. The Plan is a nonqualified deferred compensation plan which is optional to all eligible employees. The Plan is administered by the trustee, Norwest Bank, under the direction of the Plan Sponsor and Participating Employers. The Plan is not a qualified plan under the Internal Revenue Code and is not subject to the funding requirements of Title I of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The participants have the status of general unsecured creditors of Tracor, Inc. and the Plan constitutes a promise by the employer to make benefit payments in the future.

     Participants

Any employee of the Plan Sponsor and Participating Employers is eligible to participate in the Plan, if he or she qualifies under the definition of a "highly compensated" employee in the Tracor, Inc. 401(k) Savings Plan (Qualified Plan) and is selected by the plan administrator.

    Contributions

Participants who have elected to defer the maximum amount permitted under the Qualified Plan may elect to defer to the Plan an amount not greater than 50% of their compensation, as defined by the Plan, or 100% of their incentive compensation, to the extent that such amount exceeds the amount to be credited under the Qualified Plan. Participants are immediately vested in their contributions, as well as earnings on those contributions. Participant contributions and Plan earnings are not taxable to the participants as income, until they are withdrawn from the plan.

The Plan Sponsor and Participating Employers contribute to participant accounts as follows:

Tracor Aerospace Electronic      50% of the participant's  contributions,
Systems, Inc. and Quality        limited to 6%  of participant's
Systems, Inc.                    compensation  and discretionary
                                 profit  sharing contributions

Vitro Services Corporation        Up to 50% of the participant's
                                  contributions, limited to
                                  5% of participant's compensation
                                  or a profit sharing contribution

All other Participating          25% of the participant's  contributions,
Employers                        limited to 6%  of participant's
                                 compensation

For each pay period, the Plan Sponsor and Participating Employers contributions are reduced by any matching contributions made to the participant's account in the Qualified Plan. Vesting for Plan Sponsor and Participating Employer matching contributions occurs over two to four years for Vitro Corporation and Vitro Services Corporation, five years for Quality Systems, Inc., and five years for Tracor Aerospace Electronic Systems, Inc. (except for participants employed on 10/1/96 whose vesting is immediate). Vesting for all other participants occurs immediately.

     Investment Options

At December 31, 1996, there were 85 participants in the Plan, and all assets were held in the Norwest Stable Return Fund.
Contributions made by the participants and by the Plan Sponsor or a Participating Employer may be directed by the participant to any of the ten investment options:

    Norwest Stable Return Fund -- Invests in fixed income securities.

    Norwest Growth Equity Fund -- Invests in large company growth stocks, small company stocks and international stocks.

    Norwest Small Cap Opportunities Fund -- Invests all assets in the Schroder U.S. Smaller Companies Portfolio, a series of
    Schroder Capital Funds, itself a registered open-end management investment company.

    Vanguard Wellington Fund -- Invests 60-70% of assets in equity securities and 30-40% in fixed income securities.

    Vanguard Institutional Index Fund -- Invests in equity securities of companies in the Standard & Poor's 500
    Composite Stock Price Index. The fund holds all of the 500 underlying securities in proportion to their weighting in the Index.

    Vanguard Windsor II Fund -- Invests in equity securities of companies that are undervalued or out-of-favor.

    Vanguard International Growth Fund -- Invests in stocks of companies based outside the United States that have above-average growth potential. 60-70% of the fund is invested in small- to medium-sized companies, and the remainder is invested in liquid, large capitalization stocks.

    T. Rowe Price Spectrum Income Fund -- Invests primarily in domestic bond funds and in a foreign bond fund. Up to 25% of fund assets may be allocated to a stock fund.

    Fidelity Contrafund -- Invests in equity securities of companies that are undervalued or out-of-favor.

    Tracor Stock Fund -- Invests in Tracor, Inc. common stock.

 Distributions

Participants designate their distribution period (in excess of one plan year) in terms of age, termination of employment, or the earlier of termination or age, and distributions may be made in a lump-sum or in five- or ten-year annual installments. Participants or beneficiaries are also entitled to receive a distribution of their accounts upon death (received in five- or ten-year annual installments depending on employment status), disability (received in five annual installments), or hardship withdrawal. Distribution payments are made by the Company and are taxable to the participant when received. In the event the Company is unable to pay its debts as they become due or is subject to any proceedings as a debtor under the United States Bankruptcy Code, the trustee will cease making payments from the trust until the Company is no longer insolvent.

    Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become
100% vested in their accounts.

     Administrative Costs

During 1996, no administrative costs were incurred by the Plan.

Note B -- Significant Accounting Policies

     Investments

All collective fund investments are valued at the net asset value quoted in an active market as of the last business day of the year.

     Distributions

Distributions to participants are recorded by the Plan when actual payment is made.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Note C -- Federal Income Taxes

The Plan is an unfunded, nonqualified deferred compensation plan.
All plan assets are held in a grantor trust. The employer will not be entitled to a deduction for a participant's deferred compensation or for the employer contributions until such time amounts are actually paid to the participant. Any earnings on plan assets are taxable to the employer rather than the Plan; therefore, no provision for income taxes has been made.

Note D -- Investments

The Plan's investments are held by a trust fund and are presented in the following table for December 31, 1996.

                                                                                   Fair
                              Description of Investment                 Cost       Value
                              -------------------------             ----------    ----------
Norwest Stable Return Fund    41,371 shares, share value $23.58     $  974,575    $  975,526
Norwest Bank                  Cash and cash equivalents                323,488       323,488
                                                                    ----------    ----------
Total Investments                                                   $1,298,063    $1,299,014
                                                                    ==========    ==========

The net unrealized appreciation of investments in the Plan equity by fund for the period ended December 31, 1996, is as follows:

                                                           Balance
                               Balance at    Unrealized    at End
                               Inception     Appreciation  of Period
                               ----------    ------------  ---------
Norwest Stable Return Fund     $       -         $951         $951

Note E -- Subsequent Event

The deferred compensation plan of Cordant, Inc., a subsidiary of Tracor, Inc. acquired in 1996, was merged into the Plan on January 2, 1997. The merger increased the Plan assets by approximately $859,000.

                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                            Tracor Deferred Compensation Plan



Date: June 30, 1997         By:  /s/ Robert K. Floyd
                                 -------------------
                                 Robert K. Floyd
                                 Chairman